Ares Acquisition Corporation

245 Park Avenue, 44th Floor

New York, NY 10167

June 12, 2023

VIA EDGAR

Attention:      Eiko Yaoita Pyles

Kevin Stertzel

Eranga Dias

Evan Ewing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:      Ares Acquisition Corporation

    Amendment No. 1 to Registration Statement on Form S-4

    Filed March 24, 2023

    File No. 333-269400

Ladies and Gentlemen:

Set forth below are the responses of Ares Acquisition Corporation (referred to herein as “we” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 10, 2023 with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-269400), initially filed with the Commission on March 24, 2023 (the “Registration Statement”).

Concurrent with the submission of this letter, we are submitting Amendment No. 2 to the Registration Statement on Form S-4 (the “Amendment No. 2”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment. All references to page numbers and captions in the responses correspond to Amendment No. 2 unless otherwise specified. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-4 Filed March 24, 2023

Summary of Financial Analysis, page 127

1.	We note your response to comment 9. We also note that, pursuant to the Domestication Proposal, AAC will become a Delaware corporation. Please expand your analysis to discuss the Domestication and provide the legal basis for the company's and the advisor's belief that security holders cannot rely on the opinion to bring state law actions after AAC’s change in domicile to Delaware.

RESPONSE: In response to the Staff’s comment, we understand that in accordance with Section 388 of the DGCL (“Section 388”), upon the effectiveness of the certificate of corporate domestication and the Proposed Certificate of Incorporation to be filed in connection with the Domestication, the Company will be domesticated as a Delaware corporation and will thereafter be subject to all of the provisions of the DGCL. Under Section 388, the filing of a certificate of corporate domestication does not affect the choice of law applicable to the Company, except that, from the effective time of the Domestication, the law of the State of Delaware, including the DGCL, shall apply to the Company (as renamed as X-Energy, Inc.) to the same extent as if the Company had been incorporated as a Delaware corporation on the date of Domestication. As such, while Delaware law will apply to the Company (as renamed as X-Energy, Inc.) following the effectiveness of the Domestication, the Domestication will not change the application of the laws of the Cayman Islands to the Company prior thereto.

Under the Business Combination Agreement, the Domestication shall occur at least one day prior to the Closing Date and shall not be consummated unless all other conditions to the Closing have been satisfied or waived by the parties in accordance with the terms of the Business Combination Agreement. As such, the decision whether to approve the Business Combination, including the decision whether to exercise redemption rights in connection with the Business Combination, will occur while the Company is a Cayman entity and the Company’s shareholders are shareholders of a Cayman entity. Given that such matters relate to the internal affairs of the Company as a Cayman entity, the laws of the Cayman Islands will apply to any rights or claims by the Company’s shareholders prior to the Domestication. 8 Del. C. § 388; see, e.g., VantagePoint Venture Partners 1996 v. Examen, Inc., 871 A.2d 1108, 1112–13 (Del. 2005) (“The internal affairs doctrine developed on the premise that, in order to prevent corporations from being subjected to inconsistent legal standards, the authority to regulate a corporation’s internal affairs should not rest with multiple jurisdictions. It is now well established that only the law of the state of incorporation governs and determines issues relating to a corporation’s internal affairs.”); Aveta Inc. v. Cavallieri, 23 A.3d 157, 168 (Del. Ch. 2010) (applying the internal affairs doctrine to conclude that “law of Puerto Rico governs the corporate mechanics of the merger” between two Puerto Rican corporations). Similarly, Ocean Tomo entered into its engagement with the Special Committee and rendered its fairness opinion, dated December 5, 2022, prior to the Domestication and therefore at a time when Delaware law was not applicable to the Company’s Board, the Company or its shareholders.

We note that even were Delaware law to apply, there is no principle of Delaware law that requires a Delaware corporation to obtain a fairness opinion, let alone that stockholders be entitled to rely on it. To the contrary, the Delaware Supreme Court has expressly noted that a board of directors is not required to obtain a fairness opinion as a matter of law. See Smith v. Van Gorkom, 488 A.2d 858, 876 (Del. 1985) (“We do not imply that an outside valuation study is essential to support an informed business judgment; nor do we state that fairness opinions by independent investment bankers are required as a matter of law.”); see also Crescent/Mach I Partners, L.P. v. Turner, 846 A.2d 963, 984 (Del. Ch. 2000) (“[F]airness opinions prepared by independent investment bankers are generally not essential, as a matter of law, to support an informed business judgment.”). The Delaware courts have also recognized that an engagement letter between a Delaware corporation and its financial advisor does not, unless it expressly so provides, create any contractual relationship with the corporation’s stockholders which provide stockholders with a basis to sue. See Stuchen v. Duty Free Int’l, Inc., 1996 WL 33167249, at *9 (Del. Super. Ct. Apr. 22, 1996) (stating that “[t]he general rule in [Delaware] is that a stranger or nonparty to a contract has no legal right to enforce it” and holding that, under the facts and circumstances presented, stockholders were not third party beneficiaries of a fairness opinion and lacked standing to allege a breach of contract against the financial advisor who rendered it); see also RBC Cap. Markets, LLC v. Jervis, 129 A.3d 816, 865 n.191 (Del. 2015) (explaining, among other things, that “the role of a financial advisor is primarily contractual in nature, is typically negotiated between sophisticated parties, and can vary based upon a myriad of factors” and that “[t]he engagement letter typically defines the parameters of the financial advisor’s relationship and responsibilities with its client”).

Further, the Delaware courts have rejected claims that a fiduciary relationship exists between a financial advisor and the stockholders of a Delaware corporation. See, e.g., In re Shoe-Town, Inc. S’holders Litig., 1990 WL 13475 (Del. Ch. Feb. 12, 1990); Lewis v. Leaseway Transp. Corp., 1990 WL 67383 (Del. Ch. May 16, 1990); Stuchen v. Duty Free Int’l, Inc., 1996 WL 33167249 (Del. Super. Ct. Apr. 22, 1996). As the Court of Chancery noted in Shoe-Town, “because a fairness opinion or an outside valuation is not an absolute requirement under Delaware law, it makes little sense to strap those investment banks, who are retained, with the duties of a fiduciary.” In re Shoe-Town, Inc., 1990 WL 13475, at *7.

Rather, in recognition that it is the board of directors of a Delaware corporation that owes fiduciary duties to the corporation and its stockholders, the Delaware courts have recognized that a financial advisor may in limited circumstances be liable to stockholders for fraud on the board or aiding and abetting a breach of fiduciary duties by the board of directors. See, e.g., Singh v. Attenborough, 137 A.3d 151, 152–53 (Del. 2016) (“Delaware has provided advisors with a high degree of insulation from liability by employing a defendant-friendly standard that requires plaintiffs to prove scienter and awards advisors an effective immunity from due-care liability. . . . however, an advisor whose bad-faith actions cause its board clients to breach their situational fiduciary duties (e.g., the duties Revlon imposes in a change-of-control transaction) is liable for aiding and abetting.”). In this case, however, where the decisions by the Company’s Board relating to the Business Combination Agreement were all made while the Company was a Cayman entity, an aiding and abetting claim would only exist if it exists under Cayman law.

Unaudited Pro forma Condensed Combined Financial Information

Basis of Presentation, page 194

2.	We note your response to our prior comment 15. Please tell us why you believe the fact that the equity holder, which has a controlling financial interest in X-energy OpCo prior to Closing and is expected to have a controlling financial interest in the post-combination company is relevant to the accounting determination for the business combination between AAC and X-energy. In this regard, include as part of your response the accounting guidance that supports your determination.

RESPONSE: In response to the Staff’s comment, we note the guidance in ASC 805 applies to all transactions or events that meet the definition of a business combination. ASC 805-10-15-4 states, in part:

The guidance in the Business Combinations Topic does not apply to any of the following:

[...] c. A combination between entities, businesses, or nonprofit activities under common control (see paragraph 805-50-15-6 for examples) [...]

U.S. GAAP does not define the term “common control”. In ASC 805, “control” has the same meaning as a “controlling financial interest” as described in ASC 810-10. ASC 810-10-15-8 states:

For legal entities other than limited partnerships, the usual condition for a controlling financial interest is ownership of a majority voting interest in an entity. Therefore, as a general rule, the party that holds directly or indirectly more than 50% of the voting shares has control. The power to control may also exist with a lesser percentage of ownership, for example, by contract, lease, agreement with other stockholders, or by court decree.

In addition, ASC 810-10-15-8A states:

Given the purpose and design of limited partnerships, kick-out rights through voting interests are analogous to voting rights held by shareholders of a corporation. For limited partnerships, the usual condition for a controlling financial interest, as a general rule, is ownership by one limited partner, directly or indirectly, of more than 50% of the limited partnership’s kick-out rights through voting interests. The power to control also may exist with a lesser percentage of ownership, for example, by contract, lease, agreement with partners, or by court decree.

As such, the determination of whether entities are under common control is not limited to the consideration of voting interests. The Company concluded that the X-energy Founder holds a controlling financial interest in X-Energy, LLC prior to the Closing and a controlling financial interest in X-Energy PubCo after the transaction. Specifically, X-energy Founder holds approximately 78% of the total voting power prior to the Closing and more than 90% of the total voting power after the transaction (under the both the no redemption and maximum redemption scenarios). While the X-energy Founder did not control X-Energy PubCo immediately preceding the transaction, the result of the transaction is that X-energy Founder controls X-Energy PubCo. As a result, X-Energy, LLC did not experience an ultimate change-in-control, and the transaction is more akin to the transaction described in 805-50-15-6(d), in which a parent entity exchanges its ownership interests of a wholly owned subsidiary (X-Energy, LLC, in this case) for additional shares in a less-than-wholly-owned subsidiary (X-Energy PubCo, in this case), which is an example of a transaction accounted for as a common control business combination. As such, the guidance in ASC 805-50 should be applied to the combination of X-Energy, LLC’s net assets with X-Energy PubCo.

ASC 805-50-25-2 and 30-5 address the recognition and measurement for common control transactions and state:

25-2 When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at the date of transfer. See the Transactions Between Entities Under Common Control Subsection of Section 805-50-45 for guidance on the presentation of financial statements for the period of transfer and comparative financial statements for prior years.

30-5 When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. If the carrying amounts of the assets and liabilities transferred differ from the historical cost of the parent of the entities under common control, for example, because pushdown accounting had not been applied, then the financial statements of the receiving entity shall reflect the transferred assets and liabilities at the historical cost of the parent of the entities under common control.

Per the above guidance, in a transfer between entities under common control, there is no change in basis for the net assets received. As such, the receiving entity (X-Energy PubCo) recognizes the assets and liabilities transferred at their carrying amounts in the financial statements of the transferring entity (X-Energy, LLC) on the date of the transfer. The guidance related to the carrying amounts differing from the historical cost of the parent is not relevant in this fact pattern. Further, the difference between the proceeds transferred and the carrying amounts of the net assets received is recognized in equity (generally APIC) in the receiving entity’s separate financial statements.

Adjustment D, page 195

3.	We note your response to prior comment 14. Your disclosure appears to continue to suggest that the $35.0 million in deferred underwriter commissions recorded by AAC in connection with its IPO, relates to the Business Combination. Please revise your disclosure accordingly.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 212 of Amendment No. 2 to delineate between the payment of $35.0 million in deferred underwriting fees and the payment of $58.0 million in direct and incremental transaction costs incurred or expected to be incurred as a result of the Business Combination.

Adjustment G, page 195

4.	You state that this adjustment reflects the conversion of the AAC Support Parties’ AAC Class B Ordinary Shares into 6.9 million New X-energy Class A Common Stock, which appear to also reflect the forfeiture by the Sponsor of AAC Class B Ordinary Shares as a result of the redemptions by the AAC shareholders in connection with the approval of the First Extension. Please revise to clarify, or explain where the forfeiture is reflected.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 213 of Amendment No. 2 to provide a tabular reconciliation of AAC Support Parties’ ownership, which includes Class B Ordinary Shares as of December 31, 2022 and the New X-energy Class A Common Stock and Sponsor Earn Out Securities outstanding under both the no redemptions scenario and the maximum redemptions scenario.

Preferred Stock, page 222

5.	We note your disclosure on page xx that "subject to the conditions set forth in the Commitment Letter the PIPE Investor has committed to purchase in a private placement, to close immediately prior to the Closing, up to 45,000 shares of Series A Preferred Stock" and that "[i]n no event shall any reduction to the PIPE Commitment exceed $25.0 million in the aggregate." We also note your disclosure on page 222 that “no shares of New X-energy Preferred Stock will be issued or outstanding immediately after the completion of the Business Combination.” Please revise or clarify.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 242 of Amendment No. 2.

General

6.	We note your response to comment 26. Please revise the risk factor to explain the differences, if any, between the due diligence conducted by the advisors on X-energy and AAC in this transaction and the due diligence that would be conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

RESPONSE: In response to the Staff’s comment, we understand that Citigroup Global Markets Inc. and UBS Securities LLC, in their respective capacities as capital markets advisors to the Company and as PIPE placement agents, and Moelis & Company LLC, in its capacity as financial advisor to the Company and as PIPE placement agent to the Company, have conducted due diligence in connection with the Business Combination in a manner that is substantially consistent with the due diligence they would typically expect to perform in an underwritten offering  (it being understood that what is “substantially consistent” may vary from situation to situation). Accordingly, the Company does not believe that any additional disclosure is warranted.  The Company understands the advisors do not acknowledge that they would be underwriters or have potential liabilities under U.S. securities laws as underwriters.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Philippa Bond, P.C. of Kirkland & Ellis LLP at (310) 552-4222 or Monica Shilling, P.C. of Kirkland & Ellis LLP at (310) 552-4355.

Very truly yours,

ARES ACQUISITION CORPORATION

By:	/s/ Anton Feingold
Name: Anton Feingold
Title: Corporate Secretary

Enclosures

cc:       Philippa Bond, P.C.

    Monica Shilling, P.C.

    H. Thomas Felix

    Dov Kogen

    Kirkland & Ellis LLP

    Paul F. Sheridan

    Nicholas P. Luongo

            John J. Slater

            Latham & Watkins LLP